Response Biomedical Poster Wins American Association for Clinical
Chemistry Award

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, June 25, 2007 Response Biomedical Corporation (TSX-V: RBM, OTCBB: RPBIF) today announced that its poster, Clinical Concordance for Exclusion of Acute Heart Failure Using the RAMP® and Dade Dimension RxL NT-proBNP Assays, poster number A-29, has been chosen as the winner of the Critical and Point-of-Care Testing Abstract Award for Outstanding Research in Critical Care and Point-of-Care Testing. The award will be presented at the Critical and Point-of-Care Testing (CPOCT) Division Meeting in San Diego next month. CPOCT is a division of the American Association of Clinical Chemistry (AACC).

"This abstract demonstrates that our RAMP NT-proBNP assay, with results available in 15 minutes, shows excellent clinical agreement with the Dade Dimension RxL, a market leading centralized laboratory system," said Bill Radvak, President and CEO. "The National Association for Clinical Biochemistry has recommended a turnaround time of not greater than 60 minutes for natriuretic peptide assays to improve patient care. As it can often take longer than 1 hour for centralized laboratory systems to provide results back to the physician, the combined speed and accuracy of the RAMP NT-proBNP assay can be an important new tool to provide near real time results leading to better outcomes for the patient with compromised heart function. Further, a recent 500 patient Canadian study reported in Circulation, which is published by the American Heart Association, reported that knowledge of NT-proBNP results reduced the duration of the emergency department visit, the number of patients re-hospitalized, and direct medical costs of all emergency department visits, hospitalizations and subsequent outpatient services. In fact, the use of NT-proBNP tests in this study reduced total direct medical costs to the healthcare system by 15%. (Circulation. 2007; 115,2103-3110.)

The RAMP poster showcases data from a clinical trial conducted at the Laboratoire de Biochimie Generale et Specialsee, Hopital Civil, Strasbourg, France. The aim of the study was to compare the RAMP point-of-care (POC) and laboratory based Dade Dimension RxL systems for measurement of NT-proBNP levels in patients suspected of having heart failure (HF). Clinical concordance analysis showed excellent clinical agreement between the RAMP and the Dimension RxL. The RAMP NT-proBNP whole blood assay was shown to be an accurate indicator that can be used to rule out acute HF in the trial's patient population, with results comparable to the Dimension RxL laboratory analyzer. With results available in 15 minutes, the RAMP NT-proBNP Assay allows for rapid initiation of appropriate patient treatment.

"We are very pleased that our poster is being recognized for outstanding research. AACC provides leadership in advancing the practice and profession of clinical laboratory science and its application to health care and we are honored to be singled out by such a prestigious group," continued Bill Radvak.

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Response Biomedical has a RAMP NT-proBNP Test for the diagnosis of congestive heart failure (CHF). The test has completed clinical trials and has been submitted to the U.S. Food and Drug Administration, under a 510(k) application, for clearance to commercialize the product in the U.S. The product currently is available commercially in Europe and has just recently been licensed in Canada.

About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP Platform for clinical and environmental applications. RAMP represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and laboratory use. The RAMP system consists of a portable fluorescent reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories.

RAMP clinical tests are commercially available for the early detection of heart attack and congestive heart failure.

In late 2006, the Company formed a strategic alliance with 3M Company to commercialize rapid infectious disease tests. In the non-clinical market, RAMP Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", "goal" and similar expressions, are "forward-looking statements" or "forward-looking information" under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; general economic and business conditions where we operate; and other factors referenced in our annual report on Form 20-F and other filings with Canadian and United States securities regulatory authorities.

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Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments.

Response Biomedical Contacts:
Bill Wickson	Brian Korb
Manager, Investor Relations	Vice President
Response Biomedical Corporation	The Trout Group LLC
Tel (604) 456-6073	Tel: (646) 378-2923
Email: bwickson@responsebio.com	Email: bkorb@troutgroup.com

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